May 9, 2024

Securities and Exchange Commission
Division of Corporation Finance
100 First Street, NE
Mail Stop 3561
Washington, DC 20549
Attention: Mr. Arthur Sandel and Mr. Brandon Figg

Re:	Verizon ABS II LLC Verizon Master Trust Registration Statement on Form SF-3 Filed April 1, 2024 File Nos. 333-278415 and 333-278415-01

Dear Mr. Sandel and Mr. Figg:

On April 1, 2024, our client, Verizon ABS II LLC (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form SF-3 (the “Initial Registration Statement”), including a form of prospectus for use in offering asset-backed notes (the “Initial Prospectus”) and certain exhibits.  On April 24, 2024, we received a letter containing your comments (the “Comments”) to the Initial Registration Statement.  As of the date hereof and in response to the Comments, the Company is filing with the Commission its Pre-Effective Amendment No. 1 to the Registration Statement, including an amended form of prospectus (the “Amended Prospectus”).   Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to each of the Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented, within the headings set forth in the Comments, and the text of each Comment is presented in bold italics before the associated Response.  References to page numbers of the prospectus in the Comments and headings remain to the Initial Prospectus, while references to page numbers of the prospectus in the Responses are to the Amended Prospectus.

Registration Statement on Form SF-3

General

1.
Comment: Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Response: We hereby confirm, on behalf of the Company, that the Company and each issuing entity previously established, directly or indirectly, by the Company or any affiliate of the Company has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class as this offering.

2.
Comment: Please confirm that, if delinquent assets are included in the pool at the time of the prospectus, the delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General Instruction I.B.1(e) of Form SF-3.

Response:  On behalf of the Company, we confirm that, if delinquent assets are included in the pool at the time of the prospectus, the delinquent assets will not constitute 20% or more of the entire asset pool held by the trust or of the asset pool the cash flows of which are designated to the group related to the notes on the date of any issuance of such notes under this form of prospectus.

Form of Prospectus

Risk Factors
Federal financial regulatory reform could have an adverse impact on Cellco, the Depositor[,][or]
the Trust [or the Additional Transferor], page 79

3.
Comment: Please update your disclosure regarding the CFPB v. Nat’l Collegiate Master Student Loan Trust, et al. litigation to reflect the opinion of the U.S. Court of Appeals for the Third Circuit issued on March 19, 2024.

Response:  We direct your attention to page 79 of the Amended Prospectus, where we have revised the disclosure regarding the CFPB v. Nat’l Collegiate Master Student Loan Trust, et al. litigation to reflect the opinion of the U.S. Court of Appeals for the Third Circuit issued on March 19, 2024.

Parent Support Provider, page 101

4.
Comment: We note that Cellco, as originator and as servicer, has an obligation to reacquire a receivable for a breach of any representation or warranty and Verizon Communications, as parent support provider, is obligated to guarantee the payment obligations of the originators and the servicer, among others. Please confirm that you will provide information regarding Cellco and Verizon Communication's financial conditions if there is a material risk that the ability of either entity to comply with the reacquisition provisions could have a material impact on pool performance or performance of the asset-backed securities. Refer to Items 1104(f) and 1110(c) of Regulation AB.

Response:  On behalf of the Company, we confirm that the Company will provide information regarding Cellco’s and Verizon Communications’ financial condition if there is a material risk that the ability of either entity to comply with the reacquisition provisions could have a material impact on pool performance or performance of the asset-backed securities.

Servicing the Receivables and the Securitization Transaction
Delinquency and Write-Off Experience, page 114

5.
Comment: We note your disclosure here regarding the delinquency and write-off experience of Verizon Wireless' entire portfolio of Device Payment Plan Agreements and your statement that the delinquency or write-off experience of the pool of receivables owned by the trust may not be similar. We also note your disclosure on Annex A regarding the delinquency information for a static pool of receivables and your statements on pages 140-141 that the static pool may vary materially from the pool of receivables owned by the trust. However, we are unable to locate disclosure regarding the delinquency and loss experience of the actual pool of receivables owned by the trust, as required by Item 1111(c) of Regulation AB. Please revise to provide such disclosure or explain why you believe such disclosure is not necessary.

Response:  We direct your attention to pages 140 and 141 of the Amended Prospectus, where we have revised the discussion under the heading “Static Pool Information” to clarify that the delinquency and loss experience included on Annex A reflects the delinquency and loss experience of the actual pool of receivables owned by the trust.

Description of the Notes
Payment of Interest, page 143

6.
Comment: We note your disclosure that Compounded SOFR, which is the initial Benchmark, is defined as the applicable compounded average of SOFR for the Corresponding Tenor. However, we also note your disclosure that the term Corresponding Tenor is defined only with respect to a Benchmark Replacement. Please reconcile these definitions.

Response:  We direct your attention to pages 143 and 144 of the Amended Prospectus, where we have revised the defined term of “Compounded SOFR” to remove references to “Corresponding Tenor” and to page S-I-6 of the Amended Prospectus, where we have deleted the defined term of “Corresponding Tenor.”

Priority of Payments, page 150

7.
Comment: We note your disclosure that, pursuant to the first step of the priority of payments, unless the Notes are accelerated after an Event of Default, on the Payment Date occurring in December of each calendar year, each party described in such step "will have the right to reimbursement from any unused portion of the cap for all Group [_] Series in the aggregate allocated to another party to the extent that the expenses and indemnities reimbursable to such party for all Group [_] Series in the aggregate exceed the related allocated amount at the end of such calendar year." This provision is unclear as drafted, particularly with respect to the intended meaning of the "right to reimbursement" and the intended meaning of the "related allocated amount." Please clarify this provision.

Response:  We direct your attention to page 149 of the Amended Prospectus, where we have revised the language at the end of the first step of the priority of payments to clarify the provision.

Should you have any further questions or comments please contact me at 212‑309‑6200.

Regards,

/s/ Reed D. Auerbach
Reed D. Auerbach

cc:            Karrie Schweikert, Esq., Verizon